UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-164289

WESTWAY GROUP, INC.

(Exact name of registrant as specified in charter)

365 Canal Street, Suite 2900

New Orleans, LA 70130

(Address, including zip code of principal executive office)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero.

Pursuant to the requirements of the Securities Exchange Act of 1934, the surviving corporation, Westway Group, Inc., certifies that it has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Westway Group, Inc.

Date: February 11, 2013	By:	/s/ Thomas A. Masilla, Jr.
	Name:	Thomas A. Masilla, Jr.
	Title:	Chief Financial Officer